

August 13, 2010

Robert L. Trinka
Chairman, President and Chief Executive Officer
Phyhealth Corporation
700 South Royal Poinciana Boulevard
Suite 506
Miami, Florida 33166

> **Re: Phyhealth Corporation**
> **Registration Statement on Form S-1**
> **Filed July 13, 2010**
> **File No. 333-163076**

Dear Mr. Trinka:

We have reviewed your correspondence dated August 10, 2010 and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Physicians Healthcare Management Group, Inc.</u>

<u>Three Months Ended March 31, 2010 and 2009</u>

<u>Note 2. Investment in Securities</u>

<u>Restricted Marketable Securities, page F-57</u>

1. We note your response to prior comment 10 and the change in the accounting for your investment in ZST. Please revise your financial statements for the period ended March

31, 2010 to label the applicable 2010 amounts as restated and include a restatement footnote in accordance with ASC 250.

2. We note your response to prior comment 11. ASC 320-10-30-1 states that the fair value of restricted stock shall be measured initially based on the quoted price of an otherwise identical unrestricted security of the same issuer, adjusted for the effect of the restriction. The subsequent measurement of restricted securities is the same. See ASC 325-10-35-2. As of March 31, 2010, the quoted price for a share of AssessKey was $0.0035, which would be a value of $315,000 for 90 million shares prior to an adjustment for the restriction. Please tell us why you continue to believe the investment should be recorded at cost of $640,000. Please cite any relevant accounting literature. In addition, in your Insert 10 Appendix, Note 3: Fair Value Measurements, you list the marketable securities underlying the convertible note receivable at $640,000. It appears that this amount was not obtained using quoted prices in active markets and should not be included in Level 1. Please revise your disclosure accordingly.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Dan Greenspan at (202) 551-3623 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Carl N. Duncan, Esq.
Carl N. Duncan, Esq., LLC
5718 Tanglewood Drive
Bethesda, Maryland 20817